UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated January 10, 2013

Commission File Number: 333-146371

ARCELORMITTAL
(Translation of registrant’s name into English)

19 Avenue de la Liberté
L-2930 Luxembourg
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

On January 9, 2013, ArcelorMittal issued the press release attached hereto as Exhibit 99.1 hereby incorporated by reference into this report on Form 6-K.

On January 10, 2013, ArcelorMittal issued the press release attached hereto as Exhibit 99.2 hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1
Press release dated January 9, 2013 announcing that ArcelorMittal proposes Combined Offering of common stock and mandatorily convertible subordinated notes (“MCNs”) for an expected amount of USD 3.5 billion.

Exhibit 99.2	Press release dated January 10, 2013 announcing that ArcelorMittal prices Combined Offering of common stock and mandatorily convertible subordinated notes (“MCNs”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2013

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description

Exhibit 99.1
Press release dated January 9, 2013 announcing that ArcelorMittal proposes Combined Offering of common stock and mandatorily convertible subordinated notes (“MCNs”) for an expected amount of USD 3.5 billion.

Exhibit 99.2	Press release dated January 10, 2013 announcing that ArcelorMittal prices Combined Offering of common stock and mandatorily convertible subordinated notes (“MCNs”).